Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 1 of this Registration Statement of German American Bancorp on Form S-4 of our report dated February 28, 2005 with respect to the consolidated financial statements of German American Bancorp, which report appears in the annual report on Form 10-K of German American Bancorp for the year ended December 31, 2004, and our report dated February 28, 2005 with respect to German American Bancorp management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which report appears in the amended annual report on Form 10-K/A of German American Bancorp for the year ended December 31, 2004; and to the reference to us under the heading “Experts” in the prospectus.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

August 3, 2005
Indianapolis, Indiana